UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 26, 2010
Commission File Number 1-15200
Statoil ASA
(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on March 26, 2010, entitled "Statoil publishes annual and sustainability report for 2009".

Statoil publishes annual and sustainability report for 2009

Statoil (OSE: STL, NYSE: STO) published the group's annual and sustainability report for 2009 on its website today, 26 March, as well as its US annual report and accounts on Form 20-F.

“Strong focus on cost and financial discipline last year has enabled us to maintain a strong balance sheet while protecting our investment programme through the downturn,” writes chief executive Helge Lund in the introduction to the annual and sustainability report.

He notes that important milestones were achieved during 2009 on the Norwegian continental shelf, in the international upstream business and within new energy.

“Last year, Statoil launched a new vision – crossing energy frontiers,” writes Lund. “To me, this vision symbolises our pioneering spirit and it represents what we have to do in order to prevail in the evolving business environment.

“Based on our capabilities, excellent people, large resource base of 22 billion boe and a solid project portfolio, I firmly believe that we have a good position to deliver profitable growth towards 2012 and beyond.”

The reports will be published on Statoil's website at http://www.statoil.com/.

The HTML version of the Form 20F report will be available on the US Securities and Exchange Commission’s website in the Edgar database at http://www.sec.gov from 16.00 Central European Time (09.00 Eastern Standard Time) today.

The legally required part of the annual and sustainability report will be available in a printed version on 26 April at the latest, together with the printed version of Form 20-F.

At that time, the report will be distributed electronically to those shareholders who have opted to receive the report in this form.

The printed version will be distributed to the remaining shareholders registered in the Norwegian Central Securities Depository (VPS). Others interested can use the order form at http://www.statoil.com/orderreports.

Contacts:

Investor relations
Lars Troen Sørensen, senior vice president, +47 90 64 91 44 (mobile)

Geir Bjørnstad, vice president for investor relations, USA: +1 203 978 69 50 (mobile)

Press
Ola Morten Aanestad, vice president for media relations, +47 48 08 02 12 (mobile)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Statoil ASA (Registrant)
Dated: March 26, 2010	By:	___/s/ Eldar Sætre______________ Name: Eldar Sætre Title: Chief Financial Officer